Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Third Quarter 2019 Earnings and Declares Quarterly Dividend

Macau, Wednesday, October 30, 2019 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe, today reported its unaudited financial results for the third quarter of 2019.

In connection with the Company’s acquisition of a 75% interest in ICR Cyprus Holdings Limited (“ICR Cyprus”) from its parent company, Melco International Development Limited, on July 31, 2019, all periods presented in this press release have been restated to include the assets and liabilities and financial results of the ICR Cyprus group in accordance with applicable accounting standards.

Total operating revenues for the third quarter of 2019 were US$1.44 billion, representing an increase of approximately 16% from US$1.24 billion for the comparable period in 2018. The increase in total operating revenues was primarily attributable to better performance in the rolling chip and mass market table games segments.

Operating income for the third quarter of 2019 was US$175.2 million, compared with operating income of US$85.9 million in the third quarter of 2018, representing an increase of 104%.

Adjusted Property EBITDA(1) was US$418.2 million for the third quarter of 2019 compared to Adjusted Property EBITDA of US$301.4 million in the third quarter of 2018, representing an increase of 39%.

Net income attributable to Melco Resorts & Entertainment Limited for the third quarter of 2019 was US$83.2 million, or US$0.17 per ADS, compared with US$11.3 million, or US$0.02 per ADS, in the third quarter of 2018. The net income attributable to noncontrolling interests during the third quarter of 2019 was US$8.9 million and the net loss attributable to noncontrolling interests during the third quarter of 2018 was US$1.8 million, all of which related to Studio City, City of Dreams Manila and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “During the third quarter of 2019, all of Melco’s Macau integrated resorts continued to deliver strong mass table games revenue growth, which drove group-wide Property EBITDA to expand approximately 39% year-over-year to US$418 million.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

“During the third quarter of 2019, Melco’s mass market table games drop and gaming machine handle both reached all-time-record-highs. The third quarter of 2019 also marked the 16th consecutive quarter of positive year-over-year growth in mass market table games drop, highlighting the strength in Macau’s mass gaming market and Melco’s leadership position in the city’s mass and premium mass gaming segments.

“Melco’s portfolio of award-winning integrated resorts, commitment to excellence, and determination to push boundaries have been widely recognized, most recently by National Geographic Traveller with Morpheus being named as the winner of the Design Den category of the 2019 Big Sleep Awards.

“At Studio City, we continue to enhance our entertainment offerings with a series of property upgrades, which include the opening of the ‘Show House’ Night Club in February, the ‘Flip Out’ Trampoline Park in May, and the newly opened 50,000 square foot Legend Heroes VR Park in August.

“The Board has, after evaluating the Company’s current liquidity position and future expected capital needs, decided to declare another quarterly dividend of US$0.16512 per ADS.

“Melco remains committed to managing its balance sheet in a prudent manner. As of September 30, 2019, net debt to last twelve months EBITDA remained modest at approximately 2x, enabling us to continue with our regular dividend program, while retaining ample financial flexibility to reinvest in our existing properties and to pursue new development opportunities.

“Lastly, Japan continues to be a core focus for us. Melco has been a long-time supporter of Yokohama’s suitability to host one of Japan’s first integrated resorts. We have demonstrated our commitment and support to Yokohama through a series of local events across the city throughout 2019 and signed a lease on our Yokohama office late last year.

“In July, we announced our partnership with the Yokohama F. Marinos and the Manchester City Football Club. In September, we announced our ‘Yokohama First’ policy as we focus our Japan team on bringing to Yokohama the best IR the world has ever seen. We believe our focus on the Asian premium segment, a portfolio of high-quality assets, devotion to craftsmanship, dedication to world-class entertainment offerings, market-leading social safeguard systems, established track record of successful partnerships, culture of exceptional guest service, and commitment to employee development puts Melco in a strong position to help Yokohama realize the vision of developing a world-leading IR with a unique, Japanese touch.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2019, total operating revenues at City of Dreams were US$787.3 million compared to US$600.9 million in the third quarter of 2018. City of Dreams generated Adjusted EBITDA of US$233.0 million in the third quarter of 2019 compared with Adjusted EBITDA of US$147.1 million in the third quarter of 2018. The year-over-year increase in Adjusted EBITDA was primarily a result of better performances in the rolling chip and mass market table games segments.

Rolling chip volume aggregated US$17.2 billion for the third quarter of 2019 versus US$12.3 billion in the third quarter of 2018. The rolling chip win rate was 2.69% in the third quarter of 2019 versus 2.45% in the third quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$1.41 billion in the third quarter of 2019 compared with US$1.34 billion in the third quarter of 2018. The mass market table games hold percentage was 33.2% in the third quarter of 2019 compared to 27.8% in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$1.21 billion, compared with US$1.12 billion in the third quarter of 2018. The gaming machine win rate was 3.1% in the third quarter of 2019 versus 4.3% in the third quarter of 2018.

Total non-gaming revenue at City of Dreams in the third quarter of 2019 was US$104.2 million, compared with US$98.9 million in the third quarter of 2018.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2019, total operating revenues at Altira Macau were US$113.9 million compared to US$90.2 million in the third quarter of 2018. Altira Macau generated Adjusted EBITDA of US$14.1 million in the third quarter of 2019 compared with negative Adjusted EBITDA of US$1.0 million in the third quarter of 2018. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments.

Rolling chip volume totaled US$4.05 billion in the third quarter of 2019 versus US$5.48 billion in the third quarter of 2018. The rolling chip win rate was 3.62% in the third quarter of 2019 versus 2.39% in the third quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop aggregated US$154.2 million in the third quarter of 2019 versus US$130.8 million in the third quarter of 2018. The mass market table games hold percentage was 21.6% in the third quarter of 2019 compared with 18.2% in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$79.4 million, compared with US$33.7 million in the third quarter of 2018. The increase was primarily due to an increase in the average number of gaming machines to 178 in the third quarter of 2019, compared to 128 in the third quarter of 2018. The gaming machine win rate was 4.2% in the third quarter of 2019 versus 5.6% in the third quarter of 2018.

Total non-gaming revenue at Altira Macau in the third quarter of 2019 was US$6.8 million, compared with US$6.9 million in the third quarter of 2018.

Mocha Clubs Third Quarter Results

Total operating revenues from Mocha Clubs totaled US$29.5 million in the third quarter of 2019 compared to US$28.5 million in the third quarter of 2018. Mocha Clubs generated US$6.3 million of Adjusted EBITDA in the third quarter of 2019 compared with US$4.6 million in the same period in 2018.

Gaming machine handle for the third quarter of 2019 was US$633.6 million, compared with US$616.9 million in the third quarter of 2018. The gaming machine win rate was 4.7% for both quarters ended September 30, 2019 and 2018.

Studio City Third Quarter Results

For the quarter ended September 30, 2019, total operating revenues at Studio City were US$337.7 million compared to US$345.2 million in the third quarter of 2018. Studio City generated Adjusted EBITDA of US$106.4 million in the third quarter of 2019 compared with Adjusted EBITDA of US$89.4 million in the third quarter of 2018. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment, partially offset by a softer performance in the rolling chip segment.

Studio City’s rolling chip volume aggregated US$2.77 billion in the third quarter of 2019 versus US$5.09 billion in the third quarter of 2018. The rolling chip win rate was 2.71% in the third quarter of 2019 versus 3.12% in the third quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$880.6 million in the third quarter of 2019 compared with US$807.9 million in the third quarter of 2018. The mass market table games hold percentage was 28.4% in the third quarter of 2019 compared to 27.2% in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$711.2 million, compared with US$641.6 million in the third quarter of 2018. The gaming machine win rate was 2.8% in the third quarter of 2019 versus 2.9% in the third quarter of 2018.

Total non-gaming revenue at Studio City in the third quarter of 2019 was US$49.4 million, compared with US$50.1 million in the third quarter of 2018.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2019, total operating revenues at City of Dreams Manila were US$130.5 million compared to US$141.7 million in the third quarter of 2018. City of Dreams Manila generated Adjusted EBITDA of US$49.9 million in the third quarter of 2019 compared to US$55.2 million in the comparable period of 2018.

With increased competition in the market, City of Dreams Manila’s rolling chip volume aggregated US$2.44 billion in the third quarter of 2019 versus US$2.98 billion in the third quarter of 2018. The rolling chip win rate was 0.89% in the third quarter of 2019 versus 2.67% in the third quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$202.1 million for the third quarter of 2019, compared with US$204.9 million in the third quarter of 2018. The mass market table games hold percentage was 31.3% in the third quarter of 2019 compared to 32.4% in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$1.02 billion, compared with US$0.93 billion in the third quarter of 2018. The gaming machine win rate was 5.3% for both quarters ended September 30, 2019 and 2018.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2019 was US$32.3 million, compared with US$28.9 million in the third quarter of 2018.

Cyprus Operations Third Quarter Results

The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and three satellite casinos with a fourth satellite casino scheduled to open in the coming months (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean in 2021, the Company will also continue to operate the four satellite casinos while operation of the temporary casino will cease.

For the quarter ended September 30, 2019, total operating revenues at Cyprus Casinos were US$26.7 million compared to US$16.9 million in the third quarter of 2018. Cyprus Casinos generated Adjusted EBITDA of US$8.5 million in the third quarter of 2019 compared with Adjusted EBITDA of US$6.0 million in the third quarter of 2018.

Rolling chip volume totaled US$38.9 million for the third quarter of 2019. The rolling chip win rate was 8.66% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop aggregated US$36.2 million in the third quarter of 2019 versus US$37.9 million in the third quarter of 2018. The mass market table games hold percentage was 21.9% in the third quarter of 2019 compared to 21.2% in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$311.5 million, compared with US$158.8 million in the third quarter of 2018. The gaming machine win rate was 5.0% in the third quarter of 2019 versus 5.6% in the third quarter of 2018.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2019 were US$81.3 million, which mainly included interest expenses of US$80.1 million.

Depreciation and amortization costs of US$160.5 million were recorded in the third quarter of 2019 of which US$14.2 million was related to the amortization expense for our gaming subconcession and US$5.7 million was related to the amortization expense for the land use rights.

The Adjusted EBITDA for Studio City for the three months ended September 30, 2019 referred to in this press release is US$15.5 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated October 30, 2019 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain costs related to the VIP operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2019 aggregated US$1.74 billion, including US$66.2 million of restricted cash, which was primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the third quarter of 2019 was US$4.74 billion.

Capital expenditures for the third quarter of 2019 were US$79.3 million, which primarily related to various projects at City of Dreams, City of Dreams Manila and Studio City as well as developments at City of Dreams Mediterranean.

Dividend Declaration

On October 30, 2019, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.05504 per ordinary share (equivalent to US$0.16512 per ADS) for the third quarter of 2019 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about November 22, 2019 to our shareholders whose names appear on the register of members of the Company at the close of business on November 12, 2019, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2019 financial results on Wednesday, October 30, 2019 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1612 0306

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	3988122

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is scheduled to open in 2021 and expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and three satellite casinos with a fourth satellite casino scheduled to open in the coming months (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will also continue to operate the four satellite casinos while operation of the temporary casino will cease. The Company also holds equity interests in Crown Resorts Limited (“Crown”), a company listed on the Australian Securities Exchange and which operates two of Australia’s leading integrated resorts, Crown Melbourne Entertainment Complex and Crown Perth Entertainment Complex. In the United Kingdom, Crown operates Crown Aspinalls, a high-end licensed casino in London. Crown’s development projects include the Crown Sydney Hotel Resort at Barangaroo on Sydney Harbour. Crown also holds equity interests in the Aspers Group and Nobu and has interests in various digital businesses. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Restated)(3)	(Unaudited)	(Restated)(3)
OPERATING REVENUES
Casino	$1,242,192	$1,046,723	$3,727,770	$3,270,432
Rooms	88,438	86,149	258,918	221,515
Food and beverage	59,081	53,284	172,745	148,114
Entertainment, retail and other	48,945	50,181	126,727	136,895

Total operating revenues	1,438,656	1,236,337	4,286,160	3,776,956

OPERATING COSTS AND EXPENSES
Casino	(823,115)	(731,600)	(2,423,186)	(2,196,464)
Rooms	(22,887)	(22,819)	(67,225)	(55,787)
Food and beverage	(44,966)	(42,938)	(133,452)	(116,994)
Entertainment, retail and other	(24,792)	(25,470)	(73,039)	(70,836)
General and administrative	(145,123)	(148,589)	(423,000)	(381,898)
Payments to the Philippine Parties	(8,740)	(10,754)	(45,995)	(45,748)
Pre-opening costs	(525)	(4,078)	(4,638)	(50,392)
Development costs	(30,433)	(4,821)	(39,873)	(11,728)
Amortization of gaming subconcession	(14,206)	(14,309)	(42,601)	(42,928)
Amortization of land use rights	(5,663)	(5,704)	(16,982)	(17,112)
Depreciation and amortization	(140,640)	(134,559)	(422,362)	(355,993)
Property charges and other	(2,372)	(4,774)	(19,578)	(20,957)

Total operating costs and expenses	(1,263,462)	(1,150,415)	(3,711,931)	(3,366,837)

OPERATING INCOME	175,194	85,922	574,229	410,119

NON-OPERATING INCOME (EXPENSES)
Interest income	3,597	1,354	7,169	4,049
Interest expenses, net of capitalized interest	(80,123)	(70,769)	(225,668)	(190,888)
Other finance costs	(883)	(1,299)	(1,673)	(4,066)
Foreign exchange losses, net	(79)	(5,736)	(9,409)	(5,674)
Other (expenses) income, net	(3,815)	1,561	(20,166)	3,012
Loss on extinguishment of debt	—	(213)	(3,721)	(213)
Costs associated with debt modification	—	—	(579)	—

Total non-operating expenses, net	(81,303)	(75,102)	(254,047)	(193,780)

INCOME BEFORE INCOME TAX	93,891	10,820	320,182	216,339
INCOME TAX EXPENSE	(1,788)	(1,319)	(6,777)	(5,715)

NET INCOME	92,103	9,501	313,405	210,624
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(8,913)	1,806	(8,371)	3,092

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$83,190	$11,307	$305,034	$213,716

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.058	$0.007	$0.212	$0.140

Diluted	$0.058	$0.007	$0.211	$0.139

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.174	$0.022	$0.637	$0.421

Diluted	$0.173	$0.022	$0.634	$0.417

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,436,810,952	1,514,412,109	1,436,357,772	1,524,031,084

Diluted	1,443,031,676	1,521,685,031	1,443,251,443	1,535,501,155

(3)

In connection with the Company’s acquisition of a 75% interest in ICR Cyprus Holdings Limited (“ICR Cyprus”) from its parent company, Melco International Development Limited, on July 31, 2019, all periods presented in these financial statements have been restated to include the assets and liabilities and financial results of the ICR Cyprus group in accordance with applicable accounting standards.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30,	December 31,
	2019	2018
	(Unaudited)	(Restated)(3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,669,309	$1,472,423
Investment securities	74,107	91,598
Restricted cash	66,037	48,037
Accounts receivable, net	319,935	242,089
Amounts due from affiliated companies	409	87,394
Inventories	42,239	41,093
Prepaid expenses and other current assets	89,273	95,176

Total current assets	2,261,309	2,077,810

PROPERTY AND EQUIPMENT, NET	5,695,451	5,784,343
GAMING SUBCONCESSION, NET	154,701	197,533
INTANGIBLE ASSETS, NET	32,380	31,454
GOODWILL	81,278	81,376
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	180,303	186,708
INVESTMENT SECURITIES	551,551	—
RESTRICTED CASH	129	129
DEFERRED TAX ASSETS	4,580	2,992
OPERATING LEASE RIGHT-OF-USE ASSETS	145,500	—
LAND USE RIGHTS, NET	741,756	759,651

TOTAL ASSETS	$9,848,938	$9,121,996

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$25,161	$25,003
Accrued expenses and other current liabilities	1,485,735	1,671,630
Income tax payable	7,552	4,903
Operating lease liabilities, current	36,812	—
Finance lease liabilities, current	37,706	34,659
Current portion of long-term debt, net	933,756	395,547
Amounts due to affiliated companies	6,368	15,186

Total current liabilities	2,533,090	2,146,928

LONG-TERM DEBT, NET	3,804,089	3,665,370
OTHER LONG-TERM LIABILITIES	17,068	29,286
DEFERRED TAX LIABILITIES	57,266	54,746
OPERATING LEASE LIABILITIES, NON-CURRENT	125,308	—
FINANCE LEASE LIABILITIES, NON-CURRENT	255,494	253,374

TOTAL LIABILITIES	6,792,315	6,149,704

SHAREHOLDERS’ EQUITY
Ordinary shares	14,565	15,385
Treasury shares	(91,413)	(657,389)
Additional paid-in capital	3,169,623	3,715,579
Accumulated other comprehensive losses	(81,557)	(59,332)
Accumulated losses	(633,825)	(716,966)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,377,393	2,297,277
Noncontrolling interests	679,230	675,015

Total equity	3,056,623	2,972,292

TOTAL LIABILITIES AND EQUITY	$9,848,938	$9,121,996

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Restated)(3)	(Unaudited)	(Restated)(3)
Net Income Attributable to Melco Resorts & Entertainment Limited	$83,190	$11,307	$305,034	$213,716
Pre-opening Costs	525	4,078	4,638	50,392
Development Costs	30,433	4,821	39,873	11,728
Property Charges and Other	2,372	4,774	19,578	20,957
Loss on Extinguishment of Debt	—	213	3,721	213
Costs Associated with Debt Modification	—	—	579	—
Income Tax Impact on Adjustments	(1,934)	—	(4,216)	(179)
Noncontrolling Interests Impact on Adjustments	(99)	(956)	(7,183)	(6,196)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$114,487	$24,237	$362,024	$290,631

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.080	$0.016	$0.252	$0.191

Diluted	$0.079	$0.016	$0.251	$0.189

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.239	$0.048	$0.756	$0.572

Diluted	$0.238	$0.048	$0.752	$0.567

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,436,810,952	1,514,412,109	1,436,357,772	1,524,031,084

Diluted	1,443,031,676	1,521,685,031	1,443,251,443	1,535,501,155

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$7,797	$4,584	$167,828	$60,424	$19,788	$5,452	$(90,679)	$175,194
Payments to the Philippine Parties	—	—	—	—	8,740	—	—	8,740
Land Rent to Belle Corporation	—	—	—	—	765	—	—	765
Pre-opening Costs	—	—	24	6	—	495	—	525
Development Costs	—	—	—	—	—	—	30,433	30,433
Depreciation and Amortization	6,173	1,618	63,135	45,592	19,381	2,541	22,069	160,509
Share-based Compensation	54	39	1,124	421	371	52	5,774	7,835
Property Charges and Other	31	33	889	(7)	826	—	600	2,372

Adjusted EBITDA	14,055	6,274	233,000	106,436	49,871	8,540	(31,803)	386,373
Corporate and Other Expenses	—	—	—	—	—	—	31,803	31,803

Adjusted Property EBITDA	$14,055	$6,274	$233,000	$106,436	$49,871	$8,540	$—	$418,176

	Three Months Ended September 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Restated)(3)	(Restated)(3)	(Restated)(3)
Operating Income (Loss)	$(5,993)	$2,445	$76,044	$43,153	$24,760	$2,254	$(56,741)	$85,922
Payments to the Philippine Parties	—	—	—	—	10,754	—	—	10,754
Land Rent to Belle Corporation	—	—	—	—	739	—	—	739
Pre-opening Costs	—	—	1,597	357	20	2,104	—	4,078
Development Costs	—	—	—	—	—	—	4,821	4,821
Depreciation and Amortization	4,951	2,124	63,624	44,892	18,618	1,633	18,730	154,572
Share-based Compensation	107	36	903	388	342	26	5,237	7,039
Property Charges and Other	(21)	—	4,975	563	—	—	(743)	4,774

Adjusted EBITDA	(956)	4,605	147,143	89,353	55,233	6,017	(28,696)	272,699
Corporate and Other Expenses	—	—	—	—	—	—	28,696	28,696

Adjusted Property EBITDA	$(956)	$4,605	$147,143	$89,353	$55,233	$6,017	$—	$301,395

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$19,985	$12,150	$509,575	$148,088	$82,244	$11,145	$(208,958)	$574,229
Payments to the Philippine Parties	—	—	—	—	45,995	—	—	45,995
Land Rent to Belle Corporation	—	—	—	—	2,283	—	—	2,283
Pre-opening Costs	25	—	29	2,555	(7)	2,036	—	4,638
Development Costs	—	—	—	—	—	—	39,873	39,873
Depreciation and Amortization	17,480	5,609	195,130	137,361	57,531	7,806	61,028	481,945
Share-based Compensation	258	120	2,835	1,113	1,001	128	17,059	22,514
Property Charges and Other	73	(328)	4,766	8,535	4,182	—	2,350	19,578

Adjusted EBITDA	37,821	17,551	712,335	297,652	193,229	21,115	(88,648)	1,191,055
Corporate and Other Expenses	—	—	—	—	—	—	88,648	88,648

Adjusted Property EBITDA	$37,821	$17,551	$712,335	$297,652	$193,229	$21,115	$—	$1,279,703

	Nine Months Ended September 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Restated)(3)	(Unaudited)	(Unaudited)	(Restated)(3)	(Restated)(3)	(Restated)(3)
Operating Income (Loss)	$20,198	$10,847	$334,414	$132,510	$97,084	$(12,791)	$(172,143)	$410,119
Payments to the Philippine Parties	—	—	—	—	45,748	—	—	45,748
Land Rent to Belle Corporation	—	—	—	—	2,254	—	—	2,254
Pre-opening Costs	—	—	32,657	410	20	17,305	—	50,392
Development Costs	—	—	—	—	—	—	11,728	11,728
Depreciation and Amortization	14,470	6,232	146,447	134,437	56,594	1,633	56,220	416,033
Share-based Compensation	278	111	2,599	1,154	(399)	53	14,422	18,218
Property Charges and Other	440	(432)	10,517	4,094	28	—	6,310	20,957

Adjusted EBITDA	35,386	16,758	526,634	272,605	201,329	6,200	(83,463)	975,449
Corporate and Other Expenses	—	—	—	—	—	—	83,463	83,463

Adjusted Property EBITDA	$35,386	$16,758	$526,634	$272,605	$201,329	$6,200	$—	$1,058,912

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Restated)(3)	(Unaudited)	(Restated)(3)
Net Income Attributable to Melco Resorts & Entertainment Limited	$83,190	$11,307	$305,034	$213,716
Net Income (Loss) Attributable to Noncontrolling Interests	8,913	(1,806)	8,371	(3,092)

Net Income	92,103	9,501	313,405	210,624
Income Tax Expense	1,788	1,319	6,777	5,715
Interest and Other Non-Operating Expenses, Net	81,303	75,102	254,047	193,780
Property Charges and Other	2,372	4,774	19,578	20,957
Share-based Compensation	7,835	7,039	22,514	18,218
Depreciation and Amortization	160,509	154,572	481,945	416,033
Development Costs	30,433	4,821	39,873	11,728
Pre-opening Costs	525	4,078	4,638	50,392
Land Rent to Belle Corporation	765	739	2,283	2,254
Payments to the Philippine Parties	8,740	10,754	45,995	45,748

Adjusted EBITDA	386,373	272,699	1,191,055	975,449
Corporate and Other Expenses	31,803	28,696	88,648	83,463

Adjusted Property EBITDA	$418,176	$301,395	$1,279,703	$1,058,912

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Room Statistics:
Altira Macau
Average daily rate (4)	$175	$187	$177	$190
Occupancy per available room	99%	99%	99%	99%
Revenue per available room (5)	$173	$186	$175	$188
City of Dreams
Average daily rate (4)	$208	$215	$207	$208
Occupancy per available room	98%	96%	98%	97%
Revenue per available room (5)	$204	$208	$202	$202
Studio City
Average daily rate (4)	$135	$141	$134	$138
Occupancy per available room	100%	100%	100%	100%
Revenue per available room (5)	$135	$141	$134	$138
City of Dreams Manila
Average daily rate (4)	$179	$158	$175	$158
Occupancy per available room	98%	98%	98%	98%
Revenue per available room (5)	$176	$155	$172	$155
Other Information:
Altira Macau
Average number of table games	102	106	104	104
Average number of gaming machines	178	128	173	127
Table games win per unit per day (6)	$19,152	$15,873	$19,858	$19,440
Gaming machines win per unit per day (7)	$202	$160	$214	$150
City of Dreams
Average number of table games	517	467	517	476
Average number of gaming machines	863	765	836	707
Table games win per unit per day (6)	$19,520	$15,678	$18,387	$15,605
Gaming machines win per unit per day (7)	$478	$691	$511	$807
Studio City
Average number of table games	292	288	293	292
Average number of gaming machines	896	938	952	947
Table games win per unit per day (6)	$12,126	$14,287	$12,481	$14,361
Gaming machines win per unit per day (7)	$243	$219	$226	$235
City of Dreams Manila
Average number of table games	311	307	306	300
Average number of gaming machines	2,267	1,920	2,260	1,885
Table games win per unit per day (6)	$2,975	$5,165	$4,451	$5,579
Gaming machines win per unit per day (7)	$259	$280	$256	$284
Cyprus Operations
Average number of table games	38	33	38	33
Average number of gaming machines	409	254	372	254
Table games win per unit per day (6)	$3,256	$2,649	$2,562	$2,626
Gaming machines win per unit per day (7)	$416	$380	$432	$379

(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(7)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis